Seligman New Jersey Municipal Fund, Inc.
                              Exhibit: Sub-item 77C
                 Matters Submitted to a Vote of Security Holders

Shareholders of Seligman New Jersey Municipal Fund, Inc. voted on the following proposal at a Special Meeting of Shareholders held on June 2, 2009. Shareholders voted in favor of the proposal. A description of the proposal and number of shares voted are as follows:

Proposal
To approve an Agreement and Plan of Reorganization between Seligman New Jersey Municipal Fund, Inc. and Seligman National Municipal
Class:

                  For          Against          Abstain
             1,710,694.877   184,972.766      152,942.036